SICHENZIA ROSS FRIEDMAN FERENCE LLP
                                ATTORNEYS AT LAW


                                                                  April 11, 2005


Stop 03-06

Dennis C. Hult, Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N. W. Judiciary Plaza
Washington, D.C. 20549-0405

         Re:      eMagin Corporation
                  SEC File No. 0-24757
                  Form 8-K dated as of March 21, 2005/Filed March 25, 2005 Form 8-K dated as of March 28, 2005/Filed April 1, 2005

Dear Mr. Hult:

     This firm is special securities counsel to eMagin Corporation ("EMA" or the "Company") in connection with the above-referenced matter. Enclosed for filing is EMA's Current Reports on Form 8-K/A with respect to the above filings. Below, please find our responses to your April 4, 2005 comment letter.

1.   It is not clear whether  eMagin was advised by its  independent  accountant that eMagin should take action to prevent future reliance on previously issued audit report or completed interim review of its financial statements. Please revise the Form 8-Ks to state clearly whether the Board of Directors concluded that any previously issued financial statements should not be relied upon as required by Item 4.02(a) of Form 8-K or whether eMagin was advised by its independent accountant that eMagin should take action to prevent future reliance on previously issued audit report or completed interim review of its financial statements, Item 4.02(b) of Form 8-K.

     Response:

     Form 8-K filed on March 25, 2005

     In connection with the preparation of the Company's annual report on Form 10-KSB for the year ended December 31, 2004, on March 21, 2005 the Company was advised by its independent registered public accounting firm that the re-pricing of the original warrants should be classified as an equity transaction and therefore no expense should be recorded in connection with the re-pricing of these warrants. Accordingly, the Company and its independent registered public accounting firm determined that the Company should take action to prevent future reliance on previously issued financial statements for its Quarterly Report on Form 10-QSB for the period ended September 30, 2004 pursuant to Item 4.02(b) of Form 8-K. Reports for previous years beginning with the year ended December 31, 2003 are not affected by these changes and should still be relied on.

     Form 8-K filed on April 1, 2005

     In connection with the preparation of the Company's annual report on Form 10-KSB for the year ended December 31, 2004, on March 28, 2005 the Company was advised by its independent registered public accounting firm that the conversion of the debt to equity during the first quarter of 2004 should be classified as a debt transaction and therefore an expense should have been recorded in connection with the conversion. Accordingly, the Company and its independent registered public accounting firm determined that the Company should take action to prevent future reliance on previously issued financials statements for its Quarterly Reports on Form 10-QSB for the periods ended March 31, 2004, June 30, 2004 and September 30, 2004 pursuant to Item 4.02(b) of Form 8-K. Reports for previous years beginning with the year ended December 31, 2003 are not affected by these changes and should be relied on.

     The Company has filed amendments to the aforementioned Current Reports on Form 8-K further specifying that such reports are being filed pursuant to Item 4.02(b) of Form 8-K.

2. If you are reporting under Item 4.02(b), please include the required letter from your accountants in accordance with the requirements of Item 4.02(c) of Form 8-K. The Item 4.02(b) Form 8-K is incomplete without this letter.

     Response:

     The Company has filed amendments to the aforementioned Current Reports on Form 8-K which each attach a letter from its independent registered public accounting firm in accordance with the requirements of Item 4.02(c) of Form 8-K.

3.   Please indicate when you intend to file the restated financial statements.

     Response:

     The Company has filed amendments to its Quarterly Reports on Form 10-QSB/A for the periods ended March 31, 2004, June 30, 2004 and September 30, 2004 concurrently with the filing of the Forms 8-K/A. In addition, we have included specific language in the Forms 8-K/A specifying that the aforementioned amendments to the Company's Quarterly Reports on Form 10-QSB are being filed concurrently with the filing of the Forms 8-K.

Company Acknowledgment

     The Company understands that it is responsible for the adequacy and accuracy of the disclosure in its filings. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings. The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have any questions, please do not hesitate to contact the undersigned at 212-930-9700.

                                        Sincerely,

                                                     /s/ Eric A. Pinero
                                                     ------------------
                                                     Eric A. Pinero, Esq.